Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 20, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10333
Diversified Fixed Income ETF Portfolio, Series 53
(the “Trust”)
CIK No. 1935272 File No. 333-267034

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please disclose any specific duration required by the Sponsor when selecting the ETFs for the portfolio. Or, if true, that while the Sponsor focuses on shorter duration due to the current interest rate climate, the Sponsor does not require specific duration when selecting ETFs for the portfolio, please include such disclosure.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“[A]nd the quality and character of the securities held by the ETFs (currently focusing on shorter duration due to rising interest rates, however the Sponsor does not require any specific duration when selecting ETFs for the portfolio).”

Risk Factors

2.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

3.If the Funds held by the Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon